SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the

Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

Constellation Energy Group, Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Name	State of Organization	Location and Nature of Business
Constellation Energy Group, Inc.	MD	Baltimore, MD – holding company

Subsidiaries of Constellation Energy Group, Inc.

Baltimore Gas and Electric Company	MD	Baltimore, MD – public utility

Constellation Enterprises, Inc.	MD	Baltimore, MD – holding company

Constellation Generation Group, LLC	MD	Baltimore, MD – holding company

CEG Acquisition, LLC	MD	Baltimore, MD – holding company

Subsidiaries of Baltimore Gas and Electric Company

District Chilled Water General Partnership	MD	Baltimore, MD – district chilled water systems

BGE Capital Trust I	DE	Inactive

BGE Capital Trust II	DE	Baltimore, MD – business trust

Silicon Power Corporation	PA	Malvern, PA – manufacturer

Subsidiaries of Constellation Generation Group, LLC

Constellation Nuclear Services, Inc.	MD	Baltimore, MD – nuclear consulting services

Constellation Nuclear Power Plants, Inc.	DE	Baltimore, MD – nuclear holding company

NuStart Energy Development, LLC	DE	DE – to demonstrate the Nuclear Regulatory Commission’s regulatory process for approval of a combined construction and operating license (COL) and to position two advanced reactor designs such that an interested party could use the license to begin construction of a new nuclear facility— there is no commitment to build a new nuclear plant as part of this project

Subsidiary of Constellation Nuclear Power Plants, Inc.

Nine Mile Point Wind Energy, LLC	MD	NY – energy services

Subsidiaries of CEG Acquisition, LLC

Constellation NewEnergy, Inc.	DE	Baltimore, MD – retail supplier of electricity and other energy services

Fellon-McCord Associates, Inc.	KY	Kentucky – energy services

Kaztex Energy Management, Inc. d/b/a Constellation NewEnergy – Gas Division Wisconsin	WI	Wisconsin – energy services

CECG International Holdings, Inc.	DE	DE – own and operate an energy services and products business

Subsidiaries of CECG International Holdings, Inc.

Constellation Energy Commodities Group Limited	UK	UK – marketing and trading of physical and financial energy commodities and derivatives

Constellation Energy Commodities Group PTY Limited	Australia	Australia – marketing and trading of physical and financial energy commodities and derivatives

Constellation Energy Canada, Inc.	Canada	Canada – marketing and trading of physical and financial energy commodities and derivatives

Subsidiary of Fellon-McCord Associates, Inc.

Constellation NewEnergy-Gas Division, LLC (formerly “Alliance Energy Services, LLC”)	KY	KY – energy services

Subsidiary of Kaztex Energy Management, Inc.

Blackhawk Energy Services, LLC d/b/a Constellation NewEnergy Gas Division Illinois	WI	WI – energy services

Subsidiaries of Constellation Enterprises, Inc.

Constellation Energy Projects & Services Group, Inc. (formerly “Constellation Energy Source, Inc.”)	DE	Baltimore, MD – energy services

BGE Home Products & Services, Inc.	MD	Baltimore, MD – energy services

Constellation Holdings, Inc.	MD	Baltimore, MD – holding company

Subsidiaries of Constellation Energy Projects & Services, Inc.

(formerly “Constellation Energy Source, Inc.”)

Constellation Energy Services, LLC	DE	Baltimore, MD – energy services

Las Vegas District Energy, LLC	DE	Las Vegas, NV – energy services

Nashville District Energy, LLC	DE	Nashville, TN – energy services

North Shore District Energy, LLC	DE	Baltimore, MD – operation and maintenance of an energy facility

Subsidiaries of BGE Home Products & Services, Inc.

BGE Commercial Building Systems, Inc.	MD	Baltimore, MD – energy services

HP&S Receivables, Inc.	MD	Dissolved 12/23/04

Power Provider, LLC	DE	Inactive

Subsidiaries of Constellation NewEnergy, Inc.

Constellation NewEnergy Canada, Inc.	Canada	Canada – energy services

CCG Synfuel, LLC (formerly “CPS Synfuel, LLC”)	DE	Baltimore, MD – holding company

NewEnergy Pacifica, L.L.C.	AZ	Arizona – energy services

NewEnergy Technologies, L.L.C.	AZ	Arizona – energy services

NewEnergy Southwest, L.L.C.	AZ	Arizona – energy services

New Energy Partners, L.L.C.	AZ	Arizona – energy services

Subsidiary of NewEnergy Technologies, L.L.C.

NewEnergy Americas, L.L.C.	AZ	Arizona – energy services

Subsidiary of CCG Synfuel, LLC

(formerly “CPS Synfuel, LLC”)

Low Country Synfuel Holdings, LLC	DE	Baltimore, MD - holding company

Subsidiary of Low Country Synfuel Holdings, LLC

Palmetto Synfuel Operating Company, LLC	DE	SC – owns and operates a synthetic fuel production facility

Subsidiaries of Constellation Holdings, Inc.

Constellation Power, Inc.	MD	Baltimore, MD – holding and management services and operating company for generation and other energy related investments and their operation

Constellation Investments, Inc.	MD	Baltimore, MD – financial investments and holding company for electric generation

Constellation Real Estate Group, Inc.	MD	Baltimore, MD – real estate

Constellation Power Source Holdings, Inc.	MD	Baltimore, MD – merchant energy business holding company

Subsidiary of Constellation Power Source Holdings, Inc.

Constellation Energy Commodities Group, Inc. (formerly “Constellation Power Source, Inc.”)	DE	Baltimore, MD – marketing and trading of physical and financial energy commodities and derivatives

Subsidiaries of Constellation Energy Commodities Group, Inc.

(formerly “Constellation Power Source, Inc.”)

Constellation Power Source Texas, Inc.	DE	Dissolved 11/17/04

Constellation Power Source Texas, LLC	DE	Dissolved 11/17/04

Constellation Energy Commodities Group Massachusetts, LLC (formerly “Constellation Power Source Massachusetts, LLC”)	DE	Inactive

Constellation Energy Commodities Group New Hampshire, LLC (formerly “Constellation Power Source New Hampshire, LLC”)	DE	Inactive

Constellation Energy Commodities Group Maine, LLC (formerly “Constellation Power Source Maine, LLC”)	DE	Baltimore, MD – retail sale of electricity

Constellation Electric Energy Services Limited Partnership	DE	Dissolved 11/17/04

CBM Equity, LLC	DE	DE – own and operate an energy services business

CBM Equity II, LLC	DE	DE – holding company

Subsidiary of CBM Equity, LLC

CoLa Resources LLC	DE	DE – gas exploration

Subsidiary of CBM Equity II, LLC

CHC Energy, LLC	DE	DE – gas exploration

Subsidiaries of Constellation Power, Inc.

Keystone Fuels, L.L.C.	PA	PA – acquires and sells coal

Conemaugh Fules, LLC	PA	PA – acquires and sells coal

Millenium Energy, LLC	CA	CA – Sold 9/30/04

PC Virginia Synthetic Fuels #1, LLC	VA	VA – owns a fuel processing center

PC West Virginia Synthetic Fuels #1, LLC	WV	WV – owns a fuel processing center

PC West Virginia Synthetic Fuels #2, LLC	OH	WV – owns a fuel processing center

PC West Virginia Synthetic Fuels #3, LLC	WV	OH – owns a fuel processing facility

Mammoth-Pacific Limited Partnership	CA	Mammoth Lakes, CA – partnership that owns a QF facility

Mammoth Power Associates, L.P.	CA	Mammoth Lakes, CA – power development and geothermal leases

UP Supply, LLC	MD	Baltimore, MD – energy services

CD Mammoth Lakes I, Inc.	MD	Mammoth Lakes, CA – ownership interest in a partnership that owns a QF facility

CD Mammoth Lakes II, Inc.	MD	Mammoth Lakes, CA – ownership interest in a partnership that owns a QF facility

Soda Lake Resources Partnership	NV	Fallon, NV – ownership of geothermal resources for a QF facility

CD Ormesageo 1H-A, Inc.	MD	VA, OH and WV – member of an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities

CD Ormesageo 1H-B, Inc.	MD	VA, OH and WV – member of an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities

CD Ormesageo 1H-C, Inc.	MD	VA, OH and WV – member of an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities

Panther Creek Holdings, Inc.	DE	Carbon County, PA – ownership interest in Corporations that own interests in Partnerships that owns interest in a Partnership that is the lessee in a sale/leaseback of a QF facility

Panther Creek Energy, Inc.	DE	Inactive

Panther Creek Partners	DE	Carbon County, PA – partnership that owns interest in a QF facility as lessee in a sale/leaseback

CD Panther I, Inc.	MD	Carbon County, PA – ownership interest in a partnership that owns an interest in a partnership that is the lessee in a sale/leaseback of a QF facility

CD Panther II, Inc.	MD	Carbon County, PA – ownership interest in a partnership that owns an interest in a partnership that is the lessee in a sale/leaseback of a QF facility

Pegasus Power Company, Inc.	CA	Carbon County, PA – ownership interest in a partnership that owns an interest in a partnership that is the lessee in a sale/leaseback of a QF facility

Pegasus Power Partners	CA	Carbon County, PA – owns an interest in a partnership that is the lessee in a sale/leaseback of a QF facility

CD Soda SLR, Inc.	MD	Fallon, NV – ownership interest in a partnership that owns geothermal resources

AMOR IX Corporation	DE	Fallon, NV – lessee in a sale/leaseback of a QF facility

ACE Operating Partners	CA	Trona, CA – partnership that owns an interest in a partnership that owns a QF facility

Inter-Power/AhlCon Partners Limited Partnership	DE	Colver, PA – partnership that is the lessee in the sale/leaseback of a QF facility

CE Colver II, Inc.	MD	Colver, PA – ownership interest in partnership that has an ownership interest in a partnership that is the lessee in the sale/leaseback of a QF facility

CE Colver III, Inc.	MD	Colver, PA – ownership interest in a partnership that has an ownership interest in a partnership that is the lessee in the sale/leaseback of a QF facility

A/C Fuels Company	PA	Carbon County, PA – partnership that owns waste coal

CE Culm, Inc.	MD	Carbon County, PA – ownership interest in a partnership that owns waste coal and member of LLCs that acquire coal

Freehold Cogeneration Associates Limited Partnership	DE	Inactive

CE Freehold Limited Partnership	MD	Inactive

CE Freehold I, Inc.	MD	Inactive

CE Freehold II, Inc.	MD	Inactive

CE Freehold III, Inc.	MD	Inactive

Lake City Geothermal I, L.P.	CA	Inactive

CE Lake City Limited Partnership I	MD	Inactive

CE Long Valley Limited Partnership	MD	Inactive

CE Long Valley I, Inc.	MD	Inactive

CE Long Valley II, Inc.	MD	Inactive

CE Puna I, LP	MD	Sold 6/3/04

CE Puna I, Inc.	MD	Sold 6/3/04

CE Puna II, Inc.	MD	Sold 6/3/04

CE Puna III, Inc.	MD	Inactive

CE Technical Services, Inc.	MD	Dissolved 11/23/04

Central Wayne Energy Recovery Limited Partnership	MD	Wayne County, MI – partnership that owned a QF facility that suspended operations and which facility was sold in June 2004

CE Wayne II, Inc.	MD	Wayne County, MI – ownership interest in a partnership that owns an interest in a partnership that owned a QF facility that suspended operations and which facility was sold in June 2004

CP Cabazon I, Inc.	MD	Inactive

CP Cabazon II, Inc.	MD	Inactive

Gary Coal Processing Limited Partnership	DE	Gary, IN – partnership that owns a coal processing facility

Gary – PCI Ltd., L.P.	DE	Gary, IN – ownership interest in a partnership that owns a coal processing facility

CP – Gary Limited Partnership	MD	Gary, IN – ownership interest in partnership that has an ownership in a partnership that owns a coal processing facility

CP – Gary I, Inc.	MD	Gary, IN – ownership interest in a partnership that owns an interest in a partnership that owns an interest in a partnership that owns a coal processing facility

CP – Gary II, Inc.	MD	Gary, IN – ownership interest in a partnership that owns an interest in a partnership that owns an interest in a partnership that owns a coal processing facility

CP – Gary III, Inc.	MD	Gary, IN – ownership interest in a partnership that owns an interest in a partnership that owns an interest in a partnership that owns a coal processing facility

CP – Gary IV, Inc.	MD	Gary, IN – ownership interest in a partnership that owns an interest in a partnership that owns an interest in a partnership that owns a coal processing facility

CP Stillwater-Wellfield, Inc.	MD	Dissolved 11/23/04

The Peruvian Investment Group I, Inc.	DE	Dissolved 12/17/04

The Peruvian Investment Group II, Inc.	DE	Dissolved 12/17/04

CP High Desert Limited Partnership	MD	Victorville, CA – member of an LLC that leases an electric generating facility

CP High Desert I, Inc.	MD	Victorville, CA – ownership interest in a partnership that is a member of an LLC that leases an electric generating facility

CP High Desert II, Inc.	MD	Victorville, CA – ownership interest in a partnership leases an electric generating facility

Nickel Hill Energy, LLC	MD	Dissolved 11/23/04

CP Nickel Hill, LLC	DE	Inactive

CP Oleander Limited Partnership	MD	Brevard County, FL – ownership interest in a partnership which holds an electric generating facility.

CP Oleander I, Inc.	MD	Brevard County, FL – ownership interest in a partnership that has an ownership interest in a partnership which holds an electric generating facility and ownership interest in a partnership that owns an electric generating facility

CP Oleander II, Inc.	MD	Brevard County, FL – ownership interest in a partnership that has an ownership interest in a partnership which holds an electric generating facility.

CP Florida Investors, Inc.	MD	Brevard County, FL – ownership interest in a partnership that owns an interest in a partnership which holds an electric generating facility.

Sunnyside Generation, LLC	DE	Sunnyside, Utah – entity administers stock purchase agreement for partner of partnership that owns an interest in a partnership that owns a QF facility

CP Sunnyside I, Inc.	MD	Sunnyside, Utah – owns companies that own interests in a partnership that owns an interest in a partnership that owns a QF facility

Sunnyside II, Inc.	DE	Sunnyside, Utah – ownership interest in a partnership that owns an interest in a partnership that owns a QF facility

Sunnyside III, Inc.	DE	Sunnyside, Utah – ownership interest in a partnership that owns an interest in a partnership that owns a QF facility

Sunnyside Cogeneration Associates	UT	Sunnyside, Utah – owns a QF facility

Sunnyside Properties, LLC	UT	Sunnyside, Utah – owns real property on which QF facility is located

Pace Carbon Synfuels Investors, L.P.	DE	VA, OH and WV – partnership that owns four LLCs that own coal processing facilities

CP Synfuels Investor, LLC	MD	VA, OH and WV – an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities

CP Synfuels, Inc.	MD	VA, OH and WV – entitled to certain fees from synthetic fuel processing projects.

CP Synfuels Investor, Inc.	MD	VA, OH and WV – ownership of companies that are members of an LLC that has an interest in a partnership that owns LLCs that own coal processing facilities

CP Synfuels Member, Inc.	MD	Inactive

Rio Nogales I, Inc.	DE	Seguin, Texas – ownership interest in a partnership that was formed to hold an electric generating facility

Rio Nogales II, Inc.	DE	Seguin, Texas – ownership interest in a partnership that was formed to hold an electric generating facility

Gateway Power Project, L.P.	DE	Dissolved 11/17/04

Gateway Power I, Inc.	DE	Dissolved 11/17/04

Constellation Power Development, Inc.	MD	Baltimore, MD – supports development and acquisition of electric generating projects by affiliates

Constellation Power International Investments, Ltd.	Cayman Islands	Baltimore, MD – a holding company of international power projects

Mountain Top Wind Power, LLC	MD	NY – renewable energy facility services

North Pond Energy Park, LLC	MD	Dissolved 11/23/04

South Pond Energy Park, LLC	MD	Dissolved 11/23/04

Victorville-Gas, LLC	DE	Victorville, CA – formed to obtain and supply gas to gas-fueled generating facility

HE Supply Company, LLC	DE	Beecher City, IL – retail sales of building materials for use in power generating facilities.

Constellation Operating Services, Inc.	MD	Baltimore, MD – owns companies that operate power plants

Subsidiaries of Constellation Power International Investments, Ltd.

CE Curacao, Inc.	Cayman Islands	Inactive

Constellation de Guatemala, S.A.	Guatemala	Inactive

Constellation Power International Development, Inc.	Cayman Islands	Inactive

CP Panama I, S.A.	Panama	Panama – ownership interest in a company that has an ownership interest in a FUCO

CP Panama Investors, LLC	MD	Panama – ownership interest in a company that has an ownership interest in a company that has an ownership interest in a FUCO.

CPII Curacao, Ltd.	Cayman Islands	Inactive

FondElec General Partners, L.P.	Cayman Islands	Latin America – ownership interest in a company to hold ownership interest in FUCOS and/or EWGs and other energy related businesses in Latin America

Guatemalan Generating Group – I	Cayman Island	Inactive

Grupo Generador de Guatemala, S.A.	Guatemala	Inactive

Latin American Power Partners Limited	Cayman Islands	Latin America – potentially develop power projects in Latin America

Panama Distribution Group, S.A.	Panama	Panama – ownership interest a FUCO

The Latin America Energy and Electricity Fund I, L.P.	Cayman Islands	Latin Amercia – formed to have ownership interests in FUCOS and/or EWGS and other energy related businesses in Latin America

Subsidiaries of Constellation Operating Services, Inc.

A/C Power	MD	Cambria County, PA – partnership that operates and maintains a QF facility

PCI Operating Company Partnership	MD	Gary, IN – operation and maintenance of a coal processing facility

Trona Operating Partners, G.P.	MD	Trona, CA – operates and maintains QF facility

COSI ACE, LLC	MD	Trona, CA – ownership in Partnership that operates and maintains QF facility

COSI – Gary I, Inc.	MD	Gary, Indiana – ownership interest in a partnership that provides operation and maintenance of a coal processing facility

COSI – Gary II, Inc.	MD	Gary, Indiana – ownership interest in a partnership that provides operation and maintenance of a coal processing facility

COSI Synfuels, Inc.	MD	VA, OH and WV – employs personnel who are seconded to an affiliate who operates and maintains coal processing facilities.

COSI Synfuels VA1, Inc.	MD	Virginia – operates a fuel processing facility

COSI Synfuels WV1, Inc.	MD	West Virginia – operates a fuel processing facility

COSI Synfuels WV2, Inc.	MD	Ohio – operates a fuel processing facility

COSI Synfuels WV3, Inc.	MD	West Virginia – operates coal processing facilities

Constellation Operating Services	CA	Baltimore, MD – partnership that operates QF projects

COSI Ultra, Inc.	MD	Baltimore, MD – ownership interest in a partnership that operates and maintains QF facilities

COSI Ultra II, Inc.	MD	Baltimore, MD – ownership interest in a partnership that operates and maintains QF facilities

Constellation Operating Services International	Cayman Islands	Inactive

Constellation Operating Services International – I	Cayman Islands	Inactive

COSI Puna, Inc.	MD	Baltimore, MD – operates and maintains a geothermal energy plant

COS de Guatemala	Guatemala	Inactive

COAC de Guatemala, S.A.	Guatemala	Inactive

Subsidiaries of Constellation Real Estate Group, Inc.

KMS Oldco, Inc.	MD	Inactive

Constellation Real Estate, Inc.	MD	Columbia, MD – owns and develops real estate

Constellation Health Services, Inc.	MD	Inactive

CPI Church Street, Inc.	MD	Dissolved 11/23/04

Subsidiaries of Constellation Real Estate, Inc.

Annapolis Exchange Lot II, LLC	MD	Anne Arundel County, MD – LLC that owns & develops real estate

257 Oxon, LLC	MD	Prince George’s County, MD – LLC that owns real estate

CPI 257, Inc.	MD	Prince George’s County, MD – sole member of an LLC that owns real estate

Jolly Acres Utilities Limited Partnership	MD	Anne Arundel County, MD – partner in joint venture

Hickory Ridge-Route 40 Limited Partnership	MD	Harford County, MD – partnership owning real estate

CPI Hickory Ridge, Inc.	MD	Harford County, MD – ownership interest in a partnership owning real estate

Jolly Knolls, LLC	MD	Annapolis Junction, MD – owns & develops real estate

CPI Lynch, Inc.	MD	Dissolved 11/23/04

Urbana – Route 355 Limited Partnership	MD	Frederick County, MD – owns & develops real estate

CPI Montecito, Inc.	MD	Frederick County, MD – ownership interest in a partnership formed to own & develop real estate

Piney Orchard Master Partnership	MD	Odenton, MD – a partnership that owns Real Estate

Piney Orchard Village Center, LLC	MD	Inactive

CPI Piney Orchard Village Center, Inc.	MD	Inactive

Timothy-Brandywine Associates Limited Partnership	MD	Inactive

CPO Brandywine Commerce Centre, Inc.	MD	Inactive

Accokeek-Brandywine Associates Limited Partnership	MD	Inactive

CPO Brandywine West, Inc.	MD	Inactive

Piney Courts, Inc.	MD	Dissolved 11/23/04

First State Plaza Associates Limited Partnership	DE	Inactive

KMS 1st State Limited Partnership	DE	Inactive

Montmott Associates Limited Partnership	MD	Frederick County, MD – partnership formed to own & develop real estate

CPO Montecito Business Park, Inc.	MD	Inactive

Jolly Acres Limited Partnership	MD	Anne Arundel County, MD – partnership that owns real estate

CPO National Business Park, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

CPI PMK-NBP, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

CPI WES-NBP, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

Arbitrage Land Limited Partnership	MD	Anne Arundel County, MD – partnership that owns real estate

CPO National Business Park (North), Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

CPI WES-Arbitrage, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

CPI PMK-Arbitrage, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

Peppercorn Land Limited Partnership	MD	Odenton, MD – partnership that owns real estate

CPO Piney Orchard Land (East), Inc.	MD	Odenton, MD – ownership interest in a partnership that owns real estate

Jolly Acres Utilities, Inc.	MD	Inactive

CPO Jolly Utilities, Inc.	MD	Inactive

Parkway Crossing Associates, LLC	VA	Prince William County, VA – an LLC that owns real estate

Piney Orchard Wastewater, Inc.	DE	Odenton, MD – owner of a waste water treatment facility

CPO Piney Wastewater, Inc.	MD	Odenton, MD – ownership interest in a company that owns a waste water treatment facility

Piney Orchard Employment Center Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate

BOKS-13, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership percentage in a partnership that owns real estate

Piney Orchard Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate

CPO Piney Orchard, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership percentage in a partnership that owns real estate

Piney Orchard Residential One Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate

BOKS-14, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership interest in a partnership that owns real estate

Piney Orchard Residential Two Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate

BOKS-15, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership interest in a partnership that owns real estate.

Piney Orchard Residential Three Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate

BOKS-16, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership interest in a partnership that owns real estate

Piney Orchard Town Center Limited Partnership	MD	Odenton, MD – ownership interest in a partnership that owns real estate

BOKS-12, Inc.	MD	Odenton, MD – ownership interest in a partnership that has an ownership interest in a partnership that owns real estate

PMK-1, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

PMK-2, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

PMK-3, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

PMK-4, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

PMK-5, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

PMK-6, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

WES-1, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

WES-2, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

WES-3, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

WES-4, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

WES-5, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

WES-6, Inc.	MD	Anne Arundel County, MD – ownership interest in a partnership that owns real estate

Onyx Realty Development Corporation	DE	Columbia, MD—real estate development

Comix	MD	Baltimore, MD – partnership that owns real estate

Churchill Partnership	MD	Inactive

Braces, Ltd.	MD	Baltimore, MD – ownership interest in a partnership that owns real estate

FNP Management Corporation	MD	Baltimore, MD – ownership interest in a company that owns real estate

J.R.S. Transportation Services, Inc.	NJ	Baltimore, MD – owns real estate

Subsidiary of KMS Oldco, Inc.

Constellation Oldco, Inc.	MD	Howard County, MD – owner of office furniture and fixtures of KMS Oldco, Inc.

Subsidiary of CPI Church Street, Inc.

Church Street Station, Inc.	FL	Dissolved 11/18/04

Subsidiaries of Constellation Investments, Inc.

Luz Solar Partners IV, Ltd.	CA	Kramer Junction, CA – partnership that owns a QF facility

Luz Solar Partners V, Ltd.	CA	Kramer Junction, CA – owner of electric facility

Ultrabravo Oil Development Company	CA	CA – owns an interest in two partnerships, each of which owns a QF facility

Triad Investors Corporation	MD	MD – Venture capital for medical research

Soda Lake Limited Partnership	NV	Fallon, NV – ownership interest in a QF facility as lessor in a sale lease-back

CII Solarpower I, Inc.	MD	Kramer Junction, CA – ownership interest in a partnership that owns a QF facility

Pacific Ultrapower Chinese Station	CA	Sonora, CA – partnership that owns a QF facility

Rio Bravo Fresno	CA	Fresno, CA – partnership that owns a QF facility

CII BHP Housing, Inc.	MD	Inactive

CII BRS Housing, Inc.	MD	Inactive

CII NRS Housing, Inc.	MD	Inactive

The New Parkman Housing Limited Partnership	MD	Baltimore, MD – partnership that owns real estate

CII New Parkman, Inc.	MD	Baltimore, MD – ownership interest in a partnership that owns real estate

Ace Power Partners	CA	Trona, CA – ownership interest in a partnership that owns a QF facility

CE ACE Limited Partnership	MD	Trona, Ca – ownership interest in a partnership that has an ownership interest in a partnership that owns a QF facility

CD Empire I, Inc.	MD	Inactive

CD Empire II, Inc.	MD	Inactive

Rio Bravo Jasmin	CA	Kern Co., CA – partnership that owns a QF facility

CD Jasmin I, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility

CD Jasmin II, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility

CD Jasmin III, Inc.	MD	Kern Co., VA – ownership interest in a partnership that owns a QF facility

CD Malacha I, Inc.	MD	Muck Valley, CA – ownership interest in a partnership that owns a EWG/QF facility

CD Ormesageo II-A, Inc.	MD	Dissolved 11/23/04

CD Ormesageo II-B, Inc.	MD	Dissolved 11/23/04

CD Ormesageo II-C, Inc.	MD	Dissolved 11/23/04

CD Ormesageo IE-A, Inc.	MD	VA, OH and WV – member of an LLC that has an ownership interest in a partnership that owns LLCs that own coal processing facilities

CD Ormesageo IE-B, Inc.	MD	VA, OH and WV – member of an LLC that has an ownership interest in a partnership that owns LLCs that own coal processing facilities

CD Ormesageo IE-C, Inc.	MD	VA, OH and WV – member of an LLC that has an ownership interest in a partnership that owns LLCs that own coal processing facilities

Rio Bravo Poso	CA	Kern Co., CA – partnership that owns a QF facility

CD Poso I, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility

CD Poso II, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility

CD Poso III, Inc.	MD	Kern Co., CA – ownership interest in a partnership that owns a QF facility

Rio Bravo Rocklin	CA	Placer Co., CA – partnership that owns a QF facility

CD SEGS V, Inc.	MD	Kramer Junction, CA – ownership interest in a partnership that owns a QF facility

LUZ Solar Partners VI, Ltd.	CA	Kramer Junction, CA – partnership that owns a QF facility

CD SEGS VI, Inc.	MD	Kramer Junction, CA – ownership interest in a partnership that owns a QF facility

In addition, Constellation Energy Group, Inc. dissolved 3 inactive, shell subsidiaries incorporated in Arizona, New Mexico and West Virginia under the name Constellation Energy Group, Inc. of which it owned 100% of the stock.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Electric

Baltimore Gas and Electric Company (BGE), a subsidiary public utility of claimant, owns 1,268 miles of transmission consisting of 215 circuit miles of 500 kV lines; 320 circuit miles of 230 kV lines; 54 circuit miles of 138 kV lines, and 679 circuit miles of 115kV lines, located throughout Central Maryland.

BGE’s 500 kV transmission consists of two circuits which connect the Calvert Cliffs plant to the BGE load center as well as five circuits which interconnect with and are part of the Pennsylvania – New Jersey – Maryland (PJM) 500 kV system. These circuits form a partial 500 kV transmission ring around the Baltimore metropolitan area. Additionally, the Calvert Cliffs-Chalk Point, Calvert Cliffs-Waugh Chapel, and Waugh Chapel-High Ridge circuits are part of the “500 kV Loop”, a full 500 kV transmission ring around the Washington metropolitan area with several transformation points to 230 kV.

BGE’s 230 kV transmission connects at two locations via transformation with the 500 kV system and at ten locations via transformation with our 115 kV network, throughout Central Maryland.

BGE owns approximately 41,919 conductor miles of distribution lines, including 19,985 conductor miles of overhead lines and 21,934 conductor miles of underground lines, throughout Central Maryland. These figures only include circuits operating at 34.5, 13.8 and 4 kV.

BGE’s transmission and distribution systems are comprised of 194 company owned locations with 447 installed transformers. Total transformer capacity is approximately 27,605 MVA throughout Central Maryland. These figures do not include BGE-owned facilities located on customer premises. In addition, generator step-up and other customer-owned transformers are not included in these figures.

BGE’s transmission system is connected to other systems via the following transmission tie lines:

(1) two connections at the Maryland-Pennsylvania state line near Delta, PA with PECO Energy Company transmission lines.

(2) four connections with the Pennsylvania Power and Light Co. at the Maryland-Pennsylvania state line, three connections near Graceton, Md., and one near Norrisville, Md.

(3) one connection with the Metropolitan Edison Co. at the Maryland-Pennsylvania state line near Twin Farms, Md.

(4) six active connections with Potomac Electric Power Company, two near Burtonsville, Md., two near Bowie, Md., one near Mt Airy, Md., and one near Eagle Harbor, Md.

Gas

BGE owns 9 gate stations located at various points in its service territory where natural gas is received from suppliers. Natural gas is delivered to customers through approximately 6,364 miles of mains and 5871 miles of service lines covering 790 square miles of territory.

BGE has

•	a liquefied natural gas facility for the liquefaction and storage of natural gas with a total storage capacity of 1,075,654 Dth and a daily capacity of 311,500 Dth located at Spring Gardens, MD, and

•	a propane air facility with a total storage capacity equivalent to 545,000 Dth and a daily capacity of 85,000 Dth located at Notch Cliff, MD.

BGE’s current pipeline firm transportation entitlements to serve our firm loads are 334,053 Dth per day during the winter period and 309,053 Dth per day during the summer period.

BGE has 235,080 Dth per day of pipeline natural gas storage entitlements.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. (in thousands) of electric energy sold (at retail or wholesale), and Mcf. (in thousands) of natural or manufactured gas distributed at retail.

BGE

ELECTRIC

	RETAIL		WHOLESALE
	KWH	Amount	KWH	Amount
	(in thousands)		(in thousands)
Total electric sold by state
Maryland	32,357,000	1,916,927	—	—
Electric sold outside of Md.	—	—	—	—
Total electric sold	32,357,000	$1,916,927	—	—

GAS

	RETAIL
	Mcf	Amount
	(in thousands)
Total gas distributed at retail by state
Maryland	107,676	$672,845

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

BGE
Elec: none	Gas: none

(c) Number of kwh. (in thousands) of electric energy and Mcf. (in thousands) of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

BGE

ELECTRIC - See 3(a)

GAS

	WHOLESALE
	Mcf	Amount
	(in thousands)
Gas distributed at wholesale by state outside of Md.
Delaware	63	406
District of Columbia	1,110	8,116
Kentucky	6	40
Louisiana	—	—
New Jersey	1,976	14,121
New York	—	—
Ohio	—	—
Pennsylvania	1,842	12,202
Virginia	338	2,112
West Virginia	—	—

Total gas distributed at Wholesale outside of Md.	5,335	36,997

(d) Number of kwh. (in thousands) of electric energy and Mcf. (in thousands) of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

BGE

Elec: none

GAS

	PURCHASED
	Mcf	Amount
	(in thousands)
Total gas purchased by state outside of Md.
Kentucky	—	—
Louisiana	43,443	265,010
Michigan	1,981	11,450
New Jersey	—	—
New York	—	—
Ohio	466	2,905
Pennsylvania	7,090	43,468
Tennessee	—	—
Texas	1,434	8,487
Virginia	177	1,171
West Virginia	8,753	62,982

Total gas purchased Outside Md.	63,344	395,473

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(1)	Safe Harbor Water Power Corporation (Safe Harbor)

1 Powerhouse Road

Conestoga, PA 17516-9651

Safe Harbor is a hydroelectric plant located on the Susquehanna River at Safe Harbor, Pennsylvania, jointly owned by Constellation Power Source Generation, Inc. (CPSG) and Pennsylvania Power & Light Holtwood (“Holtwood”). CPSG owns two-thirds of the outstanding capital stock, including one-half of the voting stock of Safe Harbor. It includes 14 generating units. At maximum output, the plant can generate approximately 10 million kWh of electrical energy in one day. The average yearly generation is approximately 1 million MW. The total varies depending upon yearly average river flow.

The total output of Safe Harbor is supplied to co-owners Holtwood and CPSG in accordance with their ownership interest to supplement the power flow into the Pennsylvania-New Jersey-Maryland interconnection (PJM). Safe Harbor power is used primarily to meet peak demands for electricity. Continuous operation occurs when river flow equals or exceeds the plant’s maximum water handling capacity of 110,000 cubic feet per second.

(2)	Companhia Força e Luz Cataguazes-Leopoldina (“Cataguazes”)

Avenida Presidente Vargas, 463

4th Floor

Rio de Janeiro, RJ, Brazil

CEP 20086-900

Cataguazes is a Brazilian regulated electric distributor and generator, serving retail, commercial, rural and industrial customers in the Brazilian states of Minas Gerais, Rio de Janiero, Paraiba and Sergipe. Cataguazes’ distribution operations sell approximately 6.5 million megawatt-hours per year in Minas Gerais through Compania Forca E Luz Cataguazes-Leopoldina, and through controlling interests in Companhia de Eletricidade Nova Friburgo (RJ), Empresa Energética de Sergipe (SE), Companhia de Eletricidade da Borborema (PA), and Sociedade Anônima de Eletrificação da Paraíba (PA), serving a total consolidated market of approximately 1.8 million consumers, a population of 6.5 million inhabitants, within its service area. Generation operations are conducted through Cat-Leo Energia SA, a hydro producer with installed capacity of 116 megawatts, and a controlling interest in UTE Juiz de Fora, a gas-fired thermal power plant with 60 megawatts of capacity. The consolidated gross revenues in 2003 were (Brazilian Reals) R$ 1.3 billion. Cataguazes also holds a 100% interest in Multiagro, S.A. an agricultural company and a 21.56% interest in Industria Cataguazes a textile company.

(3)	ELEKTRA NORESTE, S.A. (formerly known as Empresa de Distribucion Electrica Noreste, S.A.)

Elektra Noreste, S.A.

Edificio Hatillo, Torre A, Piso 7

Avenida Cuba y Avenida Justo Arosemena

Apartado 5285

Panama 5, Panama City

Republic of Panama

Elektra Noreste, S.A. (“Noreste”) is the second largest distribution company in the Republic of Panama. Noreste’s service territory is 2,600 square miles, and includes the entire Eastern half of the country, a portion of the capital, Panama City and all of the second largest city, Colon. A portion of Noreste’s service territory will also include parts of the Eastern half of the Panama Canal Zone reclaimed by the Republic of Panama.

Noreste serves approximately 276,560 customers that consume a total of 2,105.8 GWH of energy annually, and is one of the three electric distribution companies formed out of the restructuring and privatization of the government owned utility, Instituto de Recursos Hidraulicos y Electrificacion. Noreste currently has approximately 568 employees, and its assets consist largely of all the distribution lines and substations within its 2,600 square mile service territory. Noreste purchases the bulk of its electricity needs from the now privatized generation companies under power purchase contracts negotiated with the oversight of the regulator. Elektra is able to self-generate up to 15% of its energy needs.

(4)	Malacha Hydro Limited Partnership, owner of the Muck Valley Hydroelectric Project

701 Morrison – Knudsen Drive

Suite 300

Boise, Idaho 83712

The Muck Valley Hydroelectric Project is located on the Pit River near Fall River Mills in Lassen County, California. The Muck Valley Hydroelectric Project is an approximately 35 MW run of the river hydroelectric facility.

(5)	CD ACE I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD ACE I, Inc. holds a 1% general partnership and 19.7% limited partnership interest in CE ACE Limited Partnership, which holds a 35% general partnership interest in ACE Power Partners. ACE Power Partners holds a 70% general partnership interest in ACE Cogeneration Company, which owns a 108 MW electric generating facility located in Trona, California.

(6)	CD ACE II, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD ACE II, Inc. holds a 20.4% limited partnership interest in CE ACE Limited Partnership, which holds a 35% general partnership interest in ACE Power Partners. ACE Power Partners holds a 70% general partnership interest in ACE Cogeneration Company, which owns a 108 MW electric generating facility located in Trona, California.

(7)	CD ACE III, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD ACE III, Inc. holds a 30.6% limited partnership interest in CE ACE Limited Partnership, which holds a 35% general partnership interest in ACE Power Partners. ACE Power Partners holds a 70% general partnership interest in ACE Cogeneration Company, which owns a 108 MW electric generating facility located in Trona, California.

(8)	CE ACE IV, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE ACE IV, Inc. holds a 45.25% general partnership interest in ACE Operating Partners, which holds a 30% limited partnership interest in ACE Cogeneration Company, which owns a 108 MW electric generating facility located in Trona, California.

(9)	Sunnyside II, L.P.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Sunnyside II, L.P. holds a 50% interest in Sunnyside Cogeneration Associates, which owns a 51 MW waste coal-fired electric generating facility located in Carbon County, Utah.

(10)	University Park Energy, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

University Park Energy, LLC owns a 300 MW natural gas-fueled electric generating facility located in University Park, Illinois.

(11)	Wolf Hills Energy, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Wolf Hills Energy, LLC owns a 250 MW natural gas-fueled electric generating facility located in Washington County, Virginia.

(12)	CD Panther Partners, L.P.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Panther Partners, L.P. holds a 50% interest in Panther Creek Partners, which is the facility lessee under a sale/leaseback arrangement for a 86 MW waste coal-fired electric generating facility located in Carbon County, Pennsylvania.

(13)	CD Rocklin I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Rocklin I, Inc. holds a 10% general partnership interest in Rio Bravo Rocklin, which owns a 24 MW biomass-fired small power production facility located in Rocklin, California.

(14)	CD Rocklin II, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Rocklin II., Inc. holds a 15% general partnership interest in Rio Bravo Rocklin, which owns a 24 MW biomass-fired small power production facility located in Rocklin, California.

(15)	CD Rocklin III, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Rocklin III, Inc. holds a 25% general partnership interest in Rio Bravo Rocklin, which owns a 24MW biomass-fired small power production facility located in Rocklin, California.

(16)	CD Soda I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Soda I, Inc. holds a 1% general partnership interest and 24% limited partnership interest in the Soda Lake Limited Partnership, which owns a 17 MW geothermal small power production facility located in Churchill County, Nevada. The facility is leased by Soda Lake Limited Partnership to AMOR IX Corporation.

(17)	CD Soda II, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Soda II, Inc. holds a 25% limited partnership interest in the Soda Lake Limited Partnership, which owns a 17 MW geothermal small power production facility located in Churchill County, Nevada. The facility is leased by Soda Lake Limited Partnership to AMOR IX Corporation.

(18)	CD Soda III, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CD Soda III, Inc. owns 50% of the issued and outstanding shares of AMOR IX Corporation. AMOR IX Corporation leases from Soda Lake Limited Partnership a 17 MW geothermal small power production facility located in Churchill County, Nevada.

(19)	CE Central Wayne Energy Recovery Limited Partnership

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Central Wayne Energy Recovery Limited Partnership holds a 49% limited partnership interest in Central Wayne Energy Recovery Limited Partnership, which owned a 22 MW municipal solid waste-fueled electric generating facility located in Wayne County, Michigan. The facility suspended operations in Fall 2003 and the facility was sold in June 2004.

(20)	CE Colver I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Colver I, Inc. holds a 1% general partnership interest in Inter-Power/AhlCon Partners, L.P., which is the facility lessee under a sale/lease-back arrangement for a 110 MW waste coal-fired electric generating facility located in Cambria County, Pennsylvania.

(21)	CE Colver Limited Partnership

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Colver Limited Partnership holds a 24% limited partnership interest in Inter-Power/AhlCon Partners, L.P., which is the facility lessee under a sale/lease-back arrangement for a 110 MW waste coal-fired electric generating facility located in Cambria County, Pennsylvania.

(22)	CE Puna Limited Partnership

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Puna Limited Partnership held a 50% general partnership interest in Puna Geothermal Venture, which owned a 30 MW geothermal electric generating facility located in Hawaii. This entity was sold on June 3, 2004.

(23)	CE Wayne I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CE Wayne I, Inc. holds a 1% general partnership interest in Central Wayne Energy Recovery Limited Partnership, which owned a 22 MW municipal solid waste-fueled generating facility located in Wayne County, Michigan. The facility suspended operations in Fall 2003 and was sold in June 2004.

(24)	CII Woodpower I, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CII Woodpower I, Inc. holds a 45% general partnership interest in Pacific-Ultrapower Chinese Station, which owns a 22 MW biomass-fired electric generating facility located in Tuolome County, California.

(25)	CII Woodpower II, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

CII Woodpower II, Inc. holds a 50% partnership interest in Rio Bravo Fresno, which owns a 24 MW biomass-fired electric generating facility located in Fresno, California.

(26)	COSI Central Wayne, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

COSI Central Wayne, Inc. provided management, operating and maintenance services for a 22 MW municipal solid waste-fueled electric generating facility located in Wayne County, Michigan, pursuant to a Management, Operation and Maintenance Agreement with Central Wayne Energy Recovery Limited Partnership, which owns the facility. The facility suspended operations in Fall 2003. The facility was sold in June 2004 and the Management, Operation and Maintenance Agreement has been terminated.

(27)	COSI Puna, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

COSI Puna, Inc. provided operating and maintenance services to a 30 MW geothermal electric generating facility located in Hawaii pursuant to an agreement with Puna Geothermal Venture, which owns the facility. The entity ceased its operations on June 3, 2004, after the sale of the facility.

(28)	COSI Sunnyside, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

COSI Sunnyside, Inc. provided operating and maintenance services to a 51 MW waste coal-fired electric generating facility located in Carbon County, Utah, pursuant to an Operations and Maintenance Services Agreement with Sunnyside Cogeneration Associates, which owns the facility.

(29)	Handsome Lake Energy, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Handsome Lake Energy, LLC owns a 250 MW natural gas-fueled electric generating facility located in Venango County, Pennsylvania.

(30)	High Desert Power Project, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

High Desert Power Project, LLC leases a 850 MW natural gas-fueled combined cycle generating facility located in San Bernardino County, California.

(31)	Big Sandy Peaker Plant, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Big Sandy Peaker Plant, LLC entered into a sale/leaseback arrangement with a governmental authority of Wayne County, West Virginia (“County”) whereby the County took title to a 300 MW natural gas-fueled electric generating facility located in Wayne County, West Virginia. The County leases the facility back to Big Sandy Peaker Plant, LLC under a long-term lease that provides it with care, custody and control over the facility with an option to repurchase the facility.

(32)	Constellation Operating Services

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Constellation Operating Services provides operating and maintenance services to the Pacific-Ultrapower Chinese Station, a 22 MW biomass facility in Tuolome County, California; Rio Bravo Fresno, 24 MW biomass facility in Fresno, California; Rio Bravo Jasmin 32 MW cogeneration facility in Kern County, California; Rio Bravo Rocklin 24 MW biomass facility in Rocklin, California; Rio Bravo Poso 32 MW cogeneration facility in Kern County, California; AMOR IX, the lessee of a 17MW geothermal facility owned by Soda Lake Limited Partnership in Churchill County, Nevada; Panther Creek Partners the lessee of an 86 MW wastecoal-fired facility in Carbon County, Pennsylvania; and it also supplies certain operation personnel to Malacha Hydro Limited Partnership (under a secondary agent) which owns the Muck Valley Hydroelectric Project in Lasser County, California; and it provides operation personnel to Trona Operating Partners, G.P. (under a seconding agreement) which operates the ACE cogeneration facility.

(33)	Holland Energy, LLC

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Holland Energy, LLC owns a 665 MW gas-fired combined cycle generating facility located in Shelby County, Illinois.

(34)	Oleander Power Project Limited Partnership

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Oleander Power Project Limited Partnership owns a 875 MW capacity gas and oil fired simple cycle facility located in Brevard County, Florida.

(35)	COSI A/C Power, Inc.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

COSI A/C Power, Inc. holds a 50% general partnership interest in A/C Power, a Maryland general partnership which operates and maintains the Colver waste coal facility located in Cambria County, Pennsylvania pursuant to agreements with InterPower/Ahlcon Partners, L.P., the facility lessee under a sale/lease-back arrangement for the facility.

(36)	Rio Nogales Power Project, L.P.

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Rio Nogales Power Project L.P. is the owner of a 800 MW natural gas-fired combined cycle power facility located in Sequin, Texas.

(37)	Calvert Cliffs Nuclear Power Plant, Inc.

1997 Annapolis Exchange Parkway

Suite 500

Annapolis, Maryland 21401

Owns the Calvert Cliffs nuclear power plant located in Lusby, Maryland. It has a 1,690 MW generating capacity.

(38)	Constellation Power Source Generation, Inc. (CPSGI)

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Owns the following generating plants: Brandon Shores, a coal fueled 1,300 MW facility located in Anne Arundel County, Maryland; Herbert A. Wagner, a coal, oil and gas fueled 1,020 MW facility located in Anne Arundel County, Maryland; Charles P. Crane, a coal and oil fueled, 400 MW facility located in Baltimore County, Maryland; Gould Street, an oil and gas fueled 104 MW facility located in Baltimore City, Maryland which ceased operations in November 2003; Riverside, an oil and gas fueled 151 MW facility located in Baltimore County, Maryland; Keystone, a coal fueled 1,711 MW facility of which CPSGI is entitled to 359 MW located in Armstrong and Indiana Counties, Pennsylvania; Conemaugh, a coal fueled 1,711 MW facility of which CPSGI is entitled to 181 MW located in Indiana County, Pennsylvania; Perrryman, an oil and gas fueled 350 MW facility located in Harford County, Maryland; Notch Cliff, a gas fueled 128 MW facility located in Baltimore County, Maryland; Westport, a gas fueled 121 MW facility located in Baltimore City, Maryland; and Philadelphia Road, an oil fueled 64 MW facility located in Baltimore City, Maryland.

(39)	Nine Mile Point Nuclear Station, LLC

1997 Annapolis Exchange Parkway

Suite 500

Annapolis, Maryland 21401

Owns 100% of Nine Mile 1 and 82% of Nine Mile 2 located in Scriba, New York. Unit 1 and Unit 2 have a 609 MW and a 1,148MW generating capacity, respectively. Nine Mile Point Nuclear Station, LLC’s total ownership is 1,550 MW of generating capacity.

(40)	High Desert Power Trust

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

High Desert Power Trust owns and leases to High Desert Power Project, LLC a 850 MW natural gas-fueled combined cycle generating facility located in San Bernadino County, California.

(41)	R. E. Ginna Nuclear Power Plant, LLC

1997 Annapolis Exchange Parkway

Suite 500

Annapolis, Maryland 21401

Owns a 495 MW nuclear generating facility located in Ontario, New York.

(42)	Ace Cogeneration Company

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Owns a 108 MW electric generating facility located in Trona, California.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(43)	Puna Geothermal Venture

750 East Pratt Street, 17th Floor

Baltimore, Maryland 21202

Owned a 30 MW geothermal electric generating facility located in Hawaii. This entity was sold June 3, 2004.

(1)	Safe Harbor

System Company	Description of Interest Held
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power Source Holdings, Inc.

Constellation Power Source Holdings, Inc.	100% of Constellation Power Source Generation, Inc.

Constellation Power Source Generation, Inc.	Owns two thirds of the capital stock and one half of the voting stock of Safe Harbor

(2)	Companhia Forca E Luz Cataguazes – Leopoldina

System Company	Description of Interest Held
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Power International Investments, Ltd.

Constellation Power International Investments, Ltd.	16.5% ownership of The Latin America Energy and Electricity Fund I, L.P.

8.291% of Fondelec General Partners, L.P.

Fondelec General Partners, L.P.	1% of the Latin American Energy and Electricity Fund I, L.P.

The Latin America Energy and Electricity Fund I, L.P.	7.06% ownership of Compania Forca E Luz Cataguazes – Leopoldina

(3)	ELECTRA NORESTE, S.A. (formerly known as Empresa de Distribucion Electrica Noreste, S.A.)

System Company	Description of Interest Held
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Power International Investments, Ltd.

100% ownership of CP Panama Investors, LLC

Constellation Power International Investments, Ltd.	100% of Class B common stock of CP Panama I, S.A.

25% of Class A common stock of Panama Distribution Group, S.A.

CP Panama Investors, LLC	100% of Class A. common stock of CP Panama I, S.A.

CP Panama I, S.A.	55% of Class A common stock and 80% of the Class B common stock Panama Distribution Group, S.A.

Panama Distribution Group, S.A.	51% of Elektra Noreste, S.A.

(4)	Malacha Hydro Limited Partnership

System Company	Description of Interest Held
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Malacha I, Inc.

CD Malacha I, Inc.	1% General Partner and up to 49% Limited Partner of Malacha Hydro Limited Partnership

(5)	CD ACE I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD ACE I, Inc.

(6)	CD ACE II, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments Inc.	100% ownership of CD ACE II, Inc.

(7)	CD ACE III, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments Inc.	100% ownership of CD ACE III, Inc.

(8)	CD ACE IV, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CD ACE IV, Inc.

(9)	Sunnyside II, L.P.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CP Sunnyside I, Inc.

CP Sunnyside I, Inc.	100% ownership of Sunnyside II, Inc. and Sunnyside III, Inc.

Sunnyside II, Inc.	95% general partner of Sunnyside II, L.P.

Sunnyside III, Inc.	5% limited partner of Sunnyside II, L.P.

(10)	University Park Energy, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% Member of University Park Energy, LLC

(11)	Wolf Hills Energy, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% Member of Wolf Hills Energy, LLC

(12)	CD Panther Partners, L.P.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CD Panther II, Inc. and 50% ownership of Panther Creek Holdings, Inc.

Panther Creek Holdings, Inc.	100% ownership of CD Panther I, Inc. and Pegasus Power Company, Inc.

CD Panther I, Inc.	1% general partner of CD Panther Partners, L.P.

CD Panther II, Inc.	99% limited partner of CD Panther Partners, L.P.

(13)	CD Rocklin I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Rocklin I, Inc.

(14)	CD Rocklin II, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Rocklin II, Inc.

(15)	CD Rocklin III, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Rocklin III, Inc.

(16)	CD Soda I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Soda I, Inc.

(17)	CD Soda II, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD Soda II, Inc.

(18)	CD Soda III, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CD Soda III, Inc.

(19)	CE Central Wayne Energy Recovery Limited Partnership

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Wayne I, Inc. and CE Wayne II, Inc.

CE Wayne I, Inc.	1% general partner of CE Central Wayne Energy Recovery Limited Partnership

CE Wayne II, Inc.	99% limited partner of CE Central Wayne Energy Recovery Limited Partnership

(20)	CE Colver I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Colver I, Inc.

(21)	CE Colver Limited Partnership

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Colver II, Inc. and CE Colver III, Inc.

CE Colver II, Inc.	99% limited partnership interest in CE Colver Limited Partnership

CE Colver III, Inc.	1% general partnership interest in CE Colver Limited Partnership

(22)	CE Puna Limited Partnership

Sold on June 3, 2004

(23)	CE Wayne I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CE Wayne I, Inc.

(24)	CII Woodpower I, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CII Woodpower I, Inc.

(25)	CII Woodpower II, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CII Woodpower II, Inc.

(26)	COSI Central Wayne, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI Central Wayne, Inc.

(27)	COSI Puna, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI Puna, Inc.

(28)	COSI Sunnyside, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI Sunnyside, Inc.

(29)	Handsome Lake Energy, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% membership interest in Handsome Lake Energy, LLC

(30)	High Desert Power Project, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CP High Desert I, Inc. and CP High Desert II, Inc.

CP High Desert I, Inc.	1% general partnership interest in CP High Desert Limited Partnership and 1% membership interest in High Desert Power Project, LLC

CP High Desert II, Inc.	99% limited partnership interest in CP High Desert Limited Partnership

CP High Desert Limited Partnership	99% membership interest in High Desert Power Project, LLC

(31)	Big Sandy Peaker Plant, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% membership in Big Sandy Peaker Plant, LLC

(32)	Constellation Operating Services

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI Ultra, Inc. and COSI Ultra II, Inc.

COSI Ultra, Inc.	50% partner of Constellation Operating Services

COSI Ultra II, Inc.	50% partner of Constellation Operating Services

(33)	Holland Energy, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Holland Energy, LLC

(34)	Oleander Power Project, Limited Partnership

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CP Florida Investors, Inc., CP Oleander I, Inc. and CP Oleander II, Inc.

CP Florida Investors, Inc.	1% partnership interest in CP Oleander, LP

CP Oleander II, Inc.	99% partnership interest in CP Oleander, LP

CP Oleander, LP	99% partnership interest in Oleander Power Project, LP

CP Oleander I, Inc.	1% partnership interest in Oleander Power Project, LP

(35)	COSI A/C Power, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Constellation Operating Services, Inc.

Constellation Operating Services, Inc.	100% ownership of COSI A/C Power, Inc.

(36)	Rio Nogales Power Project, L.P.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of Rio Nogales I, Inc. and Rio Nogales II, Inc.

Rio Nogales I, Inc.	1% partnership interest in Rio Nogales Power Project, L.P.

Rio Nogales II, Inc.	99% partnership interest in Rio Nogales Power Project, L.P.

(37)	Calvert Cliffs Nuclear Power Plant, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Generation Group, LLC

Constellation Generation Group, LLC	100% ownership of Calvert Cliffs Nuclear Power Plant, Inc.

(38)	Constellation Power Source Generation, Inc.

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power Source Holdings, Inc.

Constellation Power Source Holdings, Inc.	100% ownership of Constellation Power Source Generation, Inc.

(39)	Nine Mile Point Nuclear Station, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Generation Group, LLC

Constellation Generation Group, LLC	100% ownership of Constellation Nuclear Power Plants, Inc.

Constellation Nuclear Power Plants, Inc.	100% ownership of Nine Mile Point Nuclear Station, LLC

(40)	High Desert Power Trust

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CP High Desert I, Inc. and CP High Desert II, Inc.

CP High Desert I, Inc.	1% general partnership interest in CP High Desert Limited Partnership and 1% membership interest in High Desert Power Project, LLC

CP High Desert II, Inc.	99% limited partnership interest in CP High Desert Limited Partnership

CP High Desert Limited Partnership	99% membership interest in High Desert Power Project, LLC

High Desert Power Project, LLC	100% owner of the certificates of High Desert Power Trust

(41)	R.E. Ginna Nuclear Power Plant, LLC

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Generation Group, LLC

Constellation Generation Group, LLC	100% ownership of Constellation Nuclear Power Plants, Inc.

Constellation Nuclear Power Plants, Inc.	100% ownership of R.E. Ginna Nuclear Power Plant, LLC

(42)	Ace Cogeneration Company

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Investments, Inc.

Constellation Investments, Inc.	100% ownership of CD ACE I, Inc., CD ACE II, Inc. and CD Ace III, Inc.

CD Ace I, Inc.	20.7% ownership of CE Ace Limited Partnership

CD Ace II, Inc.	20.4% ownership of CE Ace Limited Partnership

CD Ace III, Inc.	30.6% ownership of CE Ace Limited Partnership

CE Ace Limited Partnership	35% ownership of Ace Power Partners

Ace Power Partners	70% ownership of Ace Cogeneration Company

System Company	Description of Interest
Constellation Energy Group, Inc.	100% ownership of Constellation Enterprises, Inc.

Constellation Enterprises, Inc.	100% ownership of Constellation Holdings, Inc.

Constellation Holdings, Inc.	100% ownership of Constellation Power, Inc.

Constellation Power, Inc.	100% ownership of CD ACE IV, Inc.

CD Ace IV, Inc.	45.25% ownership of Ace Operating Partners

Ace Operating Company	30% ownership of Ace Cogeneration Company

(43)	Puna Geothermal Venture

Sold on June 3, 2004

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

See Attached Annex A

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period. (All figures are as of 12/31/04).

See Attached Annex B

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

See Attached Annex C

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See Attached Annex D

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

See response to Item 4(b)

The above-named claimant has caused this Form U-3A-2 to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

Constellation Energy Group, Inc.

By:	Jeanne M. Blondia
Jeanne M. Blondia
Treasurer

Corporate Seal

Attest:

By:	Charles A. Berardesco
Charles A. Berardesco
Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Jeanne M. Blondia

Constellation Energy Group, Inc.

750 East Pratt Street

Baltimore, MD 21202

Annex A

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

Annex B

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

Annex C

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

Annex D

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.